

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

<u>Via E-mail</u>
Donald Mindiak
Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

      Re: **BCB Bancorp, Inc.**
                  Form 10-K for Fiscal Period Ended
                  December 31, 2012
                  Filed March 18, 2013
                  File No. 000-50275

Dear Mr. Mindiak:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant